                                                                      Exhibit 11
                                                                      ----------


                            BANKAMERICA CORPORATION
                    Computation of Earnings Per Common Share


                                                   Year Ended December 31
(Dollar amounts in millions, except        -------------------------------------
per share data)                                   1993         1992         1991
                                           -----------  -----------  -----------

Income before extraordinary credit              $1,954       $1,492       $1,124
Extraordinary credit                                 -            -            -
                                                ------       ------       ------

       Net income                                1,954        1,492        1,124
Less:  Preferred stock dividends                   241          169           61
                                                ------       ------       ------

       Net Income Applicable to Common Stock    $1,713       $1,323       $1,063
                                                ======       ======       ======

Average number of common shares
  outstanding                              355,106,722  308,190,534  215,845,828

Average number of common and common
  equivalent shares outstanding            357,679,670  312,218,182  220,749,152

Average number of common shares
  outstanding assuming full dilution       363,243,993  317,855,736  224,317,916

Earnings per common and common
  equivalent share                              $ 4.79       $ 4.24       $ 4.81

Earnings per common share-
  assuming full dilution                        $ 4.76       $ 4.21       $ 4.78


Earnings per common and common equivalent share are computed by dividing net income applicable to common stock by the total of the average number of common shares outstanding and the additional dilutive effect of stock options and warrants outstanding during the respective period. The dilutive effect of stock options and warrants is computed using the average market price of BankAmerica Corporation's common stock for the period.

Earnings per common share, assuming full dilution, are computed based on the average number of common shares outstanding during the period, and the additional dilutive effect of stock options and warrants outstanding during the period. The dilutive effect of outstanding stock options and warrants is computed using the greater of the closing market price or the average market price of BankAmerica Corporation's common stock for the period. Earnings per common share, assuming full dilution, also includes the dilution which would result if BankAmerica Corporation's 6 1/2% Cumulative Convertible Preferred Stock, Series G (Convertible Preferred Stock), outstanding during the period had been converted at the beginning of the period. Net income applicable to common stock is adjusted for dividends declared on the Convertible Preferred Stock of $16 million, $16 million, and $10 million during the years ended December 31, 1993, 1992 and 1991, respectively.